

December 19, 2011

<u>Via E-mail</u>
Steven G. Walker
Senior Vice President, Controller
   And Chief Accounting Officer
Protective Life Insurance Company
2801 Highway 280 South
Birmingham, Alabama 35223

Re: **Protective Life Insurance Company**
               Form 10-K for the Fiscal Year Ended December 31, 2010
               Filed March 30, 2011
               File No. 001-31901

Dear Mr. Walker:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Joel Parker

                             Joel Parker
                             Accounting Branch Chief